EXHIBIT 99.10

Disclosure of Transactions in Own Shares

Paris, February 22, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade in its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI : 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 15, 2018 to February 21, 2018:

Day of the transaction	Total daily volume (in number of shares)	Daily weighted average purchase price of the shares (in EUR/share)	Amount of transactions (in EUR)	Market (MIC Code)
15.02.2018 15.02.2018 15.02.2018 15.02.2018	20,000 60,000 40,000 274,558	45.5108 45.5138 45.5148 45.3635	910,216 2,730,828 1,820,592 12,454,912	BATE CHIX TRQX XPAR

16.02.2018 16.02.2018 16.02.2018 16.02.2018	16,086 20,019 62,788 140,666	45.6532 45.6274 45.6586 45.6238	734,377 913,414 2,866,814 6,417,719	BATE CHIX TRQX XPAR

19.02.2018 19.02.2018 19.02.2018 19.02.2018	10,198 51,495 35,469 126,927	45.9661 45.9664 45.9656 45.9675	468,762 2,367,040 1,630,354 5,834,517	BATE CHIX TRQX XPAR

20.02.2018 20.02.2018 20.02.2018 20.02.2018	20,000 50,000 35,000 123,057	46.2677 46.2651 46.2696 46.2707	925,355 2,313,255 1,619,437 5,693,929	BATE CHIX TRQX XPAR

21.02.2018 21.02.2018 21.02.2018 21.02.2018	19,999 55,000 35,000 117,285	46.6042 46.6027 46.6024 46.6077	932,037 2,563,149 1,631,084 5,466,384	BATE CHIX TRQX XPAR

Total	1,313,547	45.9018	60,294,175

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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